

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Ted D. Kellner
Nominating Stockholder
Kellner Group
790 North Water Street, Suite 2175
Milwaukee, WI 53202

> **Re: Kellner Group**
> **AIM ImmunoTech Inc.**
> **PREC14A filed October 13, 2023**
> **Filed by Ted D. Kellner, Todd Deutsch, and Robert L. Chioini**
> **File No. 001-27072**

Dear Ted D. Kellner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed October 13, 2023

Voting and Proxy Procedures, page 28

1. Please correct the references to "our common stock" on page 29.

General

2. On the proxy card, please put the Kellner Group Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

3. We note the disclosure on the proxy card that indicates that stockholders "should not check more than four boxes in total (whether 'FOR' or 'WITHHOLD') under Proposal 1." We also note the related statement on page 29. Please remove, or advise as to why such disclosure exists. If the reason for such disclosure is the concern that "WITHHOLD" votes may be counted for overvote purposes, it is our understanding that such concern is no

longer relevant.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions

cc: John Harrington